APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cloudfarming, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Repairs & Maintenance	2,436.00
Farm Activity	64,029.00
Business Licenses and Permits	-
Office Supplies	-
Salaries	-
Payroll Taxes and Benefits	-
Utilities	-
TOTAL OPERATING EXPENSES	66,465.00
OPERATING PROFIT (LOSS)	(66,465.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (66,465.00)

Cloudfarming, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ 1,870.00	$ 12,345.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Other Current Assets	284,000.00	283,000.00
Total Current Assets	285,870.00	295,345.00
Fixed Assets:		
Land	-	-
Buildings	270,000.00	270,000.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	270,000.00	270,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 555,870.00	$ 565,345.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		555,870.00	565,345.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		555,870.00	565,345.00
TOTAL LIABILITIES & EQUITY	$	**555,870.00**	$ **565,345.00**
Balance Sheet Check		-	-

Cloudfarming LLC
Statement of Cash Flow - unaudited
For the period ended 01/01/2020 to 12/31/2020

	Current Period 01/01/2020 to 12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	36,374
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(7,892)
Credit Cards Payable	(17,307)
Total Adjustments	(25,199)
Net Cash Flows From Operating Activities	11,175
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	11,175
CASH - BEGINNING	1,870
CASH - ENDING	12,345

Cloudfarming LLC
Income Statement - unaudited
For the periods ended 1/1/2021 to 12/31/2021

	Current Period 1/1/2021 to 12/31/2021	
REVENUES		
Sales	$	34,299.00
Other Revenue		2,075.00
TOTAL REVENUES		**36,374.00**
COST OF GOODS SOLD		
Cost of Sales		-
Supplies		-
Other Direct Costs		-
TOTAL COST OF GOODS SOLD		**-**
GROSS PROFIT (LOSS)		36,374.00
OPERATING EXPENSES		
Chemicals		400.00
Fertilizer and Lime		1,800.00
Business Licenses and Permits		-
Computer and Internet		-
Depreciation		-
Seed and plants		4,500.00
Insurance		985.00
Meals and Entertainment		-
Repairs		978.00
Supplies		6,540.00
Payroll Processing		-
Professional Services - Legal, Accounting		-
Loan payments		34,200.00
Rental Payments		24,000.00
Labor		13,000.00
Payroll Taxes and Benefits		-
Travel		-
Utilities		14,000.00
Website Development		-
TOTAL OPERATING EXPENSES		100,403.00
OPERATING PROFIT (LOSS)		(64,029.00)
NET INCOME (LOSS)	$	(64,029.00)

Cloudfarming, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 1,870.00	$ 12,345.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Other Current Assets	284,000.00	283,000.00
Total Current Assets	285,870.00	295,345.00
Fixed Assets:		
Land	-	-
Buildings	270,000.00	270,000.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	270,000.00	270,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 555,870.00	$ 565,345.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		555,870.00		565,345.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		555,870.00		565,345.00
TOTAL LIABILITIES & EQUITY	$	**555,870.00**	$	**565,345.00**
Balance Sheet Check		-		-

Cloudfarming LLC
Statement of Cash Flow - unaudited
For the period ended 01/01/2021 to 12/31/2021

	Current Period 01/01/2021 to 12/31/2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	50,370
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(7,892)
Credit Cards Payable	(27,307)
Total Adjustments	(35,199)
Net Cash Flows From Operating Activities	15,171
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	(19,021)
Member's Withdrawals	-
Net Cash Flows From Financing Activities	(19,021)
NET INCREASE (DECREASE) IN CASH	(3,850)
CASH - BEGINNING	12,345
CASH - ENDING	8,495

I, Joseph Shawn Cooney, certify that:

1. The financial statements of Cloudfarming included in this Form are true and complete in all material respects; and
2. The tax return information of Cloudfarming included in this Form reflects accurately the information reported on the tax return for Cloudfarming for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   _____

Name: Joseph Shawn Cooney

Title: Partner